March 8, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re: Allied Capital Corporation — File No. 814-00138 / File. No. 811-02708 Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
     On behalf of Allied Capital Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:
(a)	a copy of the joint insured fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

(b)	a copy of the resolution of the members of the board of directors who are not “interested persons” of the Company, approving the form and amount of the bond.
     If you have any questions regarding this submission, please do not hesitate to call me at (202) 721-6100.

Very truly yours,

/s/ Ralph G. Blasey III

Ralph G. Blasey III
Secretary

CERTIFICATE OF SECRETARY
      The undersigned, Ralph G. Blasey III, Secretary of Allied Capital Corporation, a Maryland corporation (the “Company”), does hereby certify that:
1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period May 1, 2006 to May 1, 2007.
      IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 8th day of March, 2007.

/s/ Ralph G. Blasey III

Ralph G. Blasey III
Secretary

Excerpt from Minutes of the Board of
Allied Capital Corporation
Held on April 21, 2006
WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require each business development company (“BDC”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to securities or funds of the BDC, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;
WHEREAS, the Board of Directors has considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
WHEREAS, Rule 17g-1(b) under the 1940 Act permits the required bond to be in the form of a bond which names the BDC as the only insured (a “single insured bond”) or a bond which names the BDC and certain other parties as insureds (a “joint insured bond”);
WHEREAS, the Board of Directors has determined that the Corporation shall comply with Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder, by providing and maintaining a joint insured bond in addition to a single insured bond; and
WHEREAS, the Board of Directors has considered the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium amount all parties named as insured, the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have to pay if it had provided and maintained a single insured bond, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
NOW THEREFORE, BE IT RESOLVED, that the amount, type, form, and coverage of the joint insured bond, in substantially the form described herein (the Joint Fidelity Bond), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued in the amount of $50,000,000, are hereby approved;
FURTHER RESOLVED, that the proper officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Joint Fidelity Bond on behalf of the Corporation;
FURTHER RESOLVED, that the proper officers of the Corporation hereby are authorized and directed, as required by Rule 17g-1(f) under the 1940 Act, to execute and deliver, on behalf of the Corporation, an agreement with all of the other named insureds (the “Joint Insureds Agreement”)

regarding the allocation of premiums for the Joint Fidelity Bond and providing that, in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Corporation and one or more other named insureds, the Corporation shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby designated as the officer of the Corporation who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board of Directors as required by Rule 17g-1(g) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby authorized and directed to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, within 10 days after the Corporation receives the executed Joint Insured Bond, or any amendment thereof, of the documents specified in Rule 17g-1(g)(1)(B);
FURTHER RESOLVED, that the officers of the Corporation be, and each of them singly hereby is, authorized, in the name and on behalf of the Corporation, to take all other actions as they may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions; and
FURTHER RESOLVED, that any and all actions heretofore taken by any officer of the Corporation in connection with the Joint Fidelity Bond or the Joint Insureds Agreement, and the transactions contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

Excerpt from Minutes of the Board of Directors Meeting of
Allied Capital Corporation
held on July 21, 2006
WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g 1(a) thereunder, require each business development company (“BDC”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to securities or funds of the BDC, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;
WHEREAS, the Board of Directors has considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
WHEREAS, Rule 17g 1(b) under the 1940 Act permits the required bond to be in the form of a bond which names the BDC as the only insured (a “single insured bond”) or a bond which names the BDC and certain other parties as insureds (a “joint insured bond”);
WHEREAS, the Board of Directors has determined that the Corporation shall comply with Section 17(g) of the 1940 Act, and Rule 17g 1 thereunder, by providing and maintaining a joint insured bond in addition to a single insured bond; and
WHEREAS, the Board of Directors has considered the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have to pay if it had provided and maintained a single insured bond, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
NOW THEREFORE, BE IT RESOLVED, that the amount, type, form, and coverage of the joint insured bond, in substantially the form described herein (the Joint Fidelity Bond), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued in the amount of $75,000,000, are hereby approved;
FURTHER RESOLVED, that the proper officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Joint Fidelity Bond on behalf of the Corporation;

FURTHER RESOLVED, that the proper officers of the Corporation hereby are authorized and directed, as required by Rule 17g 1(f) under the 1940 Act, to execute and deliver, on behalf of the Corporation, an agreement with all of the other named insureds (the “Joint Insureds Agreement”) regarding the allocation of premiums for the Joint Fidelity Bond and providing that, in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Corporation and one or more other named insureds, the Corporation shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby designated as the officer of the Corporation who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board of Directors as required by Rule 17g 1(g) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby authorized and directed to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, within 10 days after the Corporation receives the executed Joint Insured Bond, or any amendment thereof, of the documents specified in Rule 17g 1(g)(1)(B);
FURTHER RESOLVED, that the officers of the Corporation be, and each of them singly hereby is, authorized, in the name and on behalf of the Corporation, to take all other actions as they may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions; and
FURTHER RESOLVED, that any and all actions heretofore taken by any officer of the Corporation in connection with the Joint Fidelity Bond or the Joint Insureds Agreement, and the transactions contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

Excerpt from Minutes of the Board of Directors Meeting
of Allied Capital Corporation
held on October 20, 2006
WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g 1(a) thereunder, require each business development company (“BDC”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to securities or funds of the BDC, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;
WHEREAS, the Board of Directors has considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
WHEREAS, Rule 17g 1(b) under the 1940 Act permits the required bond to be in the form of a bond which names the BDC as the only insured (a “single insured bond”) or a bond which names the BDC and certain other parties as insureds (a “joint insured bond”);
WHEREAS, the Board of Directors has determined that the Corporation shall comply with Section 17(g) of the 1940 Act, and Rule 17g 1 thereunder, by providing and maintaining a joint insured bond in addition to a single insured bond; and
WHEREAS, the Board of Directors has considered the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium amount all parties named as insured, the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have to pay if it had provided and maintained a single insured bond, and the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 thereunder;
NOW, THEREFORE, BE IT RESOLVED, that the amount, type, form, and coverage of the joint insured bond, in substantially the form described herein (the Joint Fidelity Bond), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued in the amount of $100,000,000, are hereby approved;
FURTHER RESOLVED, that the proper officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Joint Fidelity Bond on behalf of the Corporation;

FURTHER RESOLVED, that the proper officers of the Corporation hereby are authorized and directed, as required by Rule 17g 1(f) under the 1940 Act, to execute and deliver, on behalf of the Corporation, an agreement with all of the other named insureds (the “Joint Insureds Agreement”) regarding the allocation of premiums for the Joint Fidelity Bond and providing that, in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Corporation and one or more other named insureds, the Corporation shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby designated as the officer of the Corporation who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board of Directors as required by Rule 17g 1(g) under the 1940 Act;
FURTHER RESOLVED, that the Secretary is hereby authorized and directed to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, within 10 days after the Corporation receives the executed Joint Insured Bond, or any amendment thereof, of the documents specified in Rule 17g 1(g)(1)(B);
FURTHER RESOLVED, that the officers of the Corporation be, and each of them singly hereby is, authorized, in the name and on behalf of the Corporation, to take all other actions as they may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions; and
FURTHER RESOLVED, that any and all actions heretofore taken by any officer of the Corporation in connection with the Joint Fidelity Bond or the Joint Insureds Agreement, and the transactions contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

FINANCIAL INSTITUTION BOND
Standard Form No. 24, Revised to January, 1986
St. Paul Mercury Insurance Company
(Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured): ALLIED CAPITAL CORPORATION Principal Address: 1919 Pennsylvania Avenue. N.W. Washington, DC 20006
BOND NO. 490PB1138

Item 2.	Policy Period from 12:01 a.m. on 05/01/2006 to 12:01 a.m. on 05/01/2007
(MONTH, DAY, YEAR)                    (MONTH, DAY, YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $40,000,000

Item 4.	Subject to Sections 4 and 1 1 hereof,
the Single Loss Limit of Liability is $20,000,000
and the Single Loss Deductible is $250,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

	Single Loss	Single Loss
	Limit of Liability	Deductible
Amount applicable to:
Insuring Agreement (D) — FORGERY OR ALTERATION	$20,000,000	$250,000
Insuring Agreement (E) — SECURITIES	$20,000,000	$250,000
Optional Insuring Agreements and Coverages:
(F) Counterfeit Currentcy	$20,000,000	$250,000
Trading Loss Coverage	$20,000,000	$250,000
Computer Systems Fraud	$20,000,000	$250,000
Voice Initiated Transfer Fraud	$20,000,000	$250,000
Telefacsimile Transfer Fraud	$20,000,000	$250,000
Servicing Contractors	$20,000,000	$250,000
Fraudulent Real Property Mortgages	$20,000,000	$250,000
Claims Expense	$100,000	N/A
Audit Expense	$50,000	N/A
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: see attached policy form list

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 490BD0451 such termination or cancelation to be effective as of the time this bond becomes effective.

President	(STAMP)	Secretary
TSB 50 18d                                                                                            Printed in U.S.A.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS
FIDELITY
     (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
     Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.
     However, if some or all of the Insured’s loss results directly or indirectly from Loans, that portion of the loss is not covered unless the Employee was in collusion with one or more parties to the transactions and has received, in connection therewith, a financial benefit with a value of at least $2,500.
     As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES

(B)	(1)	Loss of Property resulting directly from

		(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

		(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured;

while the Property is lodged or deposited within offices or premises located anywhere.

	(2)	Loss of or damage to

		(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

		(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.
IN TRANSIT
     (C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION
     (D) Loss resulting directly from
          (1) Forgery or alteration of, on, or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,
          (2) transferring, paying or delivering any funds or property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any banking institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or banking institution. Telegraphic, cable or teletype instructions or advices, as aforesaid, exclusive of transmissions of electronic funds transfer systems, sent by a person other than the said customer or banking institution purporting to send such instructions or advices shall be deemed to bear a signature which is a Forgery.
     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES
     (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
          (1) acquired, sold or delivered or given value, extended credit or assumed liability, on the faith of, any original

	(a)	Certificated Security,

	(b)	Document of Title

	(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

	(d)	Certificate of Origin or Title,

	(e)	Evidence of Debt,

	(f)	corporate, partnership or personal Guarantee,

	(g)	Security Agreement,

	(h)	Instruction to a Federal Reserve Bank of the United States, or (i) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or

(iii) is lost or stolen;
          (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale.

power of attorney, Guarantee, endorsement or any items listed in (a) through (h) above;
          (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit.
     Actual physical possession of the items listed in (a) through (i) above by the Insured, its correspondent bank or its authorized representative, is a condition precedent to the Insured’s having relied on the faith of such items.
     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
     (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
     A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE
     B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
     If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL-NOTICE
     C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
     D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
     E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND
     F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
     If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.
     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS
DEFINITIONS
     Section 1. As used in this bond:
     (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
     (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
     (c) Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.
     (d) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
     (e) Counterfeit means an imitation which is intended to deceive and to be taken as the original.
     (f) Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.
     (g) Employee means
(1)	an officer or other employee of the Insured, while employed in, at, or by any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond; and

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.)
     (h) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.
     (i) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.
     (j) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
     (k) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
     (l)  Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
     (m) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
     (n) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
     (o) Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.
     (p)  Property means Money, Certificated Securities. Uncertificated Securities of any Federal Reserve Bank of the United States. Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals in bars or ingots and tangible items of personal property which are not hereinbefore enumerated.
     (q) Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.
     (r) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	A description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares of units;
(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledge;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledge was registered, or

(c)	of the statement, if it is a periodic or annual statement.
     (s) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
     (t) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in an securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
     (u) Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.
EXCLUSIONS
     Section 2. This bond does not cover:
     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), (E) or (F);
     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
     (d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;
     (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);
     (f) loss of Property contained in customers’ safe deposit boxes, except when the Insured is legally liable therefore and the loss is covered under Insuring Agreement (A);
     (g) loss through cashing or paying forged or altered travelers’ checks or travelers’ checks bearing forged endorsement, except when covered under Insuring Agreement (A); or loss of unsold travelers’ checks or unsold money orders placed in the custody of the Insured with authority to sell, unless (a) the Insured is legally liable for such loss and (b) such checks or money orders are later paid or honored by the drawer thereof, except covered under Insuring Agreement (A);
     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
     (i) loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E);
     (j) shortage in any teller’s cash due to error, regardless of the amount of such shortage, and any shortage in any teller’s cash which is not in excess of the normal shortage in the tellers’ cash in the office where such shortage shall occur shall be presumed to be due to error;
     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards
(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
     (I) loss involving automated mechanical devices which on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, unless such automated mechanical devices are situated within an office of the Insured which is permanently staffed by an Employee whose duties are those usually assigned to a bank teller, even though public access is from outside the confines of such office, but in no event shall the Underwriter be liable for loss (including loss of Property)
(1)	as a result of damage to such automated mechanical devices from vandalism or malicious mischief perpetrated from outside such office, or

(2)	as a result of failure of such automated mechanical devices to function properly, or

(3)	through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, except when covered under Insuring Agreement (A);
     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured,
except when covered under Insuring Agreement (A);
     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);
     (o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (a), (E) or (F);
     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property and for which the Insured is legally liable, if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it is liable for the safekeeping of such property, except when covered under Insuring Agreements (a) or (B)(2);
     (r) loss of Property while
(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C)
except when covered under Insuring Agreement (A);
     (s) potential income, including but not limited to interest and dividends, not realized by the Insured;
     (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
     (u) all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
     (v) indirect or consequential loss of any nature;
     (w) loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law,
unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
     (x) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
     (y) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
     (z) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended.
DISCOVERY
     Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
     Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
     Section 4.
Aggregate Limit of Liability
     The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
     Upon exhaustion of the Aggregate Limit of Liability by such payments:
     (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
     (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
     The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
     Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
     Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
     (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
     (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
     (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
     (d) any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER
     Section 5.
     (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
     (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
     (c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
     (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the

Underwriter or after the expiration of 24 months from the discovery of such loss.
     (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
     (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
     Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
     The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
     If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
     In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
     In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
ASSIGNMENT- SUBROGATION- RECOVERY-COOPERATION
     Section 7.
     (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
     (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.
     (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
     (d) Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.
     (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
     Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
          If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
     Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
     Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
     Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
     The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
     Section 12. This bond terminates as an entirety upon occurrence of any of the following:-(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
     This bond terminates as to any Employee or any partner, officer or employee of any Processor-(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
     Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

RIDER
     To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1138 in favor of Allied Capital Corporation
     It is agreed that:
     1. The attached bond is amended by inserting an additional Insuring Agreement as follows:
     “Loss resulting directly from the Insured’s having, in good faith and in the course of business in connection with any Loan, accepted or received or acted upon the faith of any real property mortgages, real property deeds of trust or like instruments pertaining to realty or assignments of such mortgages, deeds of trust or instruments which prove to have been defective by reason of the signature thereon of any person having been obtained through trick, artifice, fraud or false pretenses or the signature on the recorded deed conveying such real property to the mortgagor or grantor of such mortgage or deed of trust having been obtained by or on behalf of such mortgagor or grantor through trick, artifice, fraud or false pretenses.”
     2. The Loan Exclusion Clause, Section 2(e), shall not apply to the Insuring Agreement set forth in paragraph 1 of this rider.
     3. The Single Loss Limit of Liability for the Fraudulent Mortgages Insuring Agreement is limited to the amount shown on the Declarations Page, or amendment thereto.
     4. This rider shall become effective as of 12:01 a.m. on 05/01/2006

FRAUDULENT MORTGAGES INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 24, “DISCOVERY” FORM, TO ADD AN INSURING AGREEMENT COVERING REAL PROPERTY MORTGAGES AND ASSIGNMENTS THEREOF WHICH ARE DEFECTIVE BY REASON OF FRAUD WITH RESPECT TO THE SIGNATURE ON SPECIFIED INSTRUMENTS.
REVISED TO JUNE, 1990
SR 5609g Printed in U.S.A.
Copyright, The Surety Association Of America, 1990

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1138 in favor of ALLIED CAPITAL CORPORATION
It is agreed that:
1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.	This rider is effective as of 12:01 a.m. on 05/01/2006 Accepted:

Accepted:

By	copy
Attorney-in-Fact

ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.
NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

SR 6145b Rev. 6-90 Copyright, The Surety Association of America, 1990	AGENT

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No.24 , No. 490PB1138 in favor of ALLIED CAPITAL CORPORATION
It is agreed that:
     1. The attached bond is amended:
a.	by deleting the final semicolon of the Trading Loss Exclusion, subsection (i) of Section 2, and

b.	by adding the following:

“if coverage is carried thereunder, nor shall it apply to Insuring Agreement (A) to the extent that the loss covered thereunder does not exceed the Single Loss Limit of Liability for Trading Loss Coverage as set forth on the Declarations Page or amendment thereto, it being understood, however, that such liability shall be a part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations of the bond or amendment thereof.”
     2. This rider shall become effective as of 12:01 a.m. on 05/01/2006 standard time.

By	COPY
Attorney-in-Fact

TRADING LOSS RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 15, 24 AND 25, TO ADD FULL OR PARTIAL AMOUNT OF COVERAGE UNDER INSURING AGREEMENT (A) WITH RESPECT TO TRADING LOSSES.

SR 6027f Rev. 2-95 Copyright, The Surety Association of America, 1995	AGENT

RIDER
     To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1138 in favor of ALLIED CAPITAL CORPORATION
     It is agreed that:
     1. The attached bond is hereby amended by adding an additional Insuring Agreement as follows:
Servicing Contractors
A.	Loss through any dishonest or fraudulent act committed by any Servicing Contractor, as hereinafter defined, acting alone or in collusion with others.

Dishonest or fraudulent acts as used in this Insuring Agreement shall mean any dishonest or fraudulent acts committed by such Servicing Contractor with the manifest intent:
(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Servicing Contractor or for another person or entity.
As used in this Insuring Agreement, financial benefit does not include any benefits earned in the normal course or employment, or performance of the servicing contract, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

B.	Loss of Money (including obligations of the United States of America) collected or received for the Insured by any such Servicing Contractor through the failure of such Servicing Contractor to pay to the Insured the Money so collected or received as is discovered to be due and payable while this Insuring Agreement is in force, except, however, Money disbursed by such Servicing Contractor in accordance with instructions from the Insured.

The term Servicing Contractor, as used in this bond, shall mean a natural person, partnership or corporation, other than an officer or employee of the Insured, duly authorized by the Insured to perform any or all of the following:
(a)	collect and record payments on real estate mortgage or home improvement loans made, held or assigned to the Insured, and establish tax and insurance escrow accounts,

(b)	manage real property owned by or under the supervision or control of the Insured,

(c)	perform other acts directly related to the above,
but only while such natural person, partnership or corporation is actually performing such services within the United States of America, the Virgin Islands, Puerto Rico or Canada. In no event shall any activity described in (a), (b) or (c) above include the sale of real property mortgages to the Insured by the Servicing Contractor or by any affiliate of the Servicing Contractor.
     The term Servicing Contractor shall include the partners, officers and employees of such Contractors and each such Servicing Contractor and its partners, officers and employees shall collectively be deemed to be one person for all purposes of subsection (c) of the last paragraph of the Section captioned LIMIT OF LIABILITY.

SERVICING CONTRACTORS COVERAGE — DISCOVERY FORM
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 24, TO GIVE COVERAGE ON SERVICING CONTRACTORS IN FULL OR PARTIAL AMOUNT.

REVISED TO JUNE, 1990

SR 5869g Printed in U.S.A.	Page 1 of 2
Copyright, The Surety Association Of America, 1990

     2. In addition to the exclusions in the attached bond, the Servicing Contractors Insuring Agreement does not cover:
(a)	Loss resulting from the insolvency, bankruptcy or taking over by a receiver or other liquidator or by State or Federal Officials of any depository institution, unless such depository is a Servicing Contractor covered under this bond and unless such insolvency, bankruptcy or taking over results from fraud or dishonesty of officers or employees of such depository institution, or

(b)	Under paragraph B, loss through the failure of any Servicing Contractor covered under this bond to collect or receive Money for the account of the Insured, any agreement between such Servicing Contractor and the Insured to the contrary notwithstanding, or

(c)	Under paragraph B, loss of Money collected or received for the account of the Insured by any Servicing Contractor covered under this bond unless such Servicing Contractor is legally liable to the Insured on account of the loss of such Money, or

(d)	Loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan made to a Servicing Contractor, including any such Loan established to provide funds for interim financing or “warehousing” of mortgage loans, whether procured in good faith or through fraud or false pretenses, or loss resulting directly or indirectly from the failure of the Servicing Contractor to pay over Property held as security for any such Loan.
     3. The attached bond shall be deemed canceled as to any Servicing Contractor: (a) immediately upon discovery by the Insured of any dishonest or fraudulent act on the part of such Servicing Contractor unless within five days after discovery of such act, the Insured shall give the Underwriter written notice thereof and in such event this bond shall be deemed canceled as to such Servicing Contractor at the expiration of thirty days after such discovery of such act; or (b) at 12:01 a.m., as aforesaid, upon the effective date specified in a written notice served upon the Insured or sent by mail. Such date, if the notice be served, shall be not less than thirty days after such service, or if sent by mail, not less than thirty-five days after the date of mailing. The mailing by the Underwriter of notice, as aforesaid, to the Insured at its Principal Office shall be sufficient proof of notice.
     4. The Single Loss Limit of Liability of the Underwriter under the foregoing Servicing Contractors Insuring Agreement, is limited to the amount shown in the Declarations or amendment thereto.
     5. The attached bond does not afford coverage in favor of any Servicing Contractor, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss for which such Contractor is liable to the Insured, an assignment of such of the Insured’s rights and causes of action as it may have against such Contractor by reason of such liability shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.
     6. This rider shall become effective as 12:01 a.m. on 05/01/2006

SR 5869g	Page 2 of 2

RIDER
     To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1138 in favor of ALLIED CAPITAL CORPORATION
     It is agreed that:
     1. The attached bond is amended by adding an Insuring Agreement as follows:
VOICE INITIATED TRANSFER FRAUD
Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from
(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that
(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of $250,000, the voice instruction was verified by a call-back according to a prearranged procedure.
In this Insuring Agreement:
(A)	Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(B)	Funds means Money on deposit in an account.
     2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:
This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.
Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.
     3. This rider shall become effective as of 12:01 a.m. on 05/01/2006
Accepted:

VOICE INITIATED TRANSFER FRAUD INSURING
AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 24.
REVISED DECEMBER, 1993
SR 6184a Printed in U.S.A.
Copyright, The Surety Association Of America, 1993

RIDER
     To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1138 in favor of ALLIED CAPITAL CORPORATION
     It is agreed that:
     1. The attached bond is amended by adding an Insuring Agreement as follows:
TELEFACSIMILE TRANSFER FRAUD
Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction
(1)	purports and reasonably appears to have originated from
(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured
but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)	contains the name of a person authorized to initiate such transfer; and
provided that, if the transfer was in excess of $250,000 , the instruction was verified by a call-back according to a prearranged procedure.
In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.
     2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:
Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.
This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.
Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.
     3. The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.
“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”
     4. This rider shall become effective as of 12:01 a.m. on 05/01/2006
Accepted:

TELEFACSIMILE TRANSFER FRAUD INSURING
AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 24.

ADOPTED DECEMBER, 1993
SR 6195 Printed in U.S.A.
Copyright, The Surety Association Of America, 1993

RIDER/ENDORSEMENT
To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1138 in favor of ALLIED CAPITAL CORPORATION
It is agreed that:
     1. The attached bond is amended by adding an Insuring Agreement as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting directly from a fraudulent
(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within
any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;
provided that the entry or change causes
(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS
(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means
(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communications networks
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

SR 6196 Adopted 12-93	Page 1 of 2
Copyright, The Surety Association of America, 1993

(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.
EXCLUSIONS
(A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from
(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error omission in programming or processing;
(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.
SERIES OF LOSSES
All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.	The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	This rider shall become effective as of 12:01 a.m. on 05/01/2006
     Accepted:

By	COPY
Attorney-in-Fact

COMPUTER SYSTEMS FRAUD INSURING
AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

SR6196 Adopted 12-93	AGENT
Copyright, The Surety Association of America, 1993	Page 2 of 2

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMEND EXCLUSIONS SECTION 2. (z)
For use with SAA Form 24
MEL2627 Ed. 3/05
It is agreed that:
Conditions and Limitations, Exclusions, Section 2. (z) is modified as follows:
1.	delete the word “alleged” in the second line of the paragraph, inserting in its stead the word “Adjudicated”.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMENDED COUNTERFEIT CURRENCY INSURING AGREEMENT RIDER
For use with SAA Form 24
MEL2634 Ed. 3/05
It is agreed that:
Insuring Agreement (F), Counterfeit Currency, is deleted in its entirety and replaced by:
COUNTERFEIT CURRENCY
F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMENDED CANCELLATION RIDER
For use with SAA Form 24
MEL2638 Ed. 3/05
It is agreed that:
Subsection (a) of Section 12. TERMINATION OR CANCELLATION of the attached bond is deleted and replaced by the following:
“(a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel the bond, or”
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMENDED PRECIOUS METALS DEFINITION RIDER
For use with SAA Form 24
MEL2640 Ed. 3/05
It is agreed that:
Definition (p) in the CONDITIONS AND LIMITATIONS section is amended by deleting all wording contained in that definition after the word “jewelry” and replacing it with the following;
“precious metals in any form, and tangible items of personal property which are not hereinbefore enumerated.”
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

REPRESENTATION OF INSURED
MEL2250 — Ed. 1/05 — For use with Form 24
It is agreed that:
General Agreement D, REPRESENTATION OF INSURED is replaced with the following:
D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for recession of this bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMEND FIDELITY WORDING — CHANGE “AND” TO “OR”
MEL2251 — Ed. 1/05 — For use with Form 24
It is agreed that:
Insuring Agreement (A) FIDELITY is replaced with the following:
FIDELITY
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.
Not withstanding the foregoing, it is agreed that with regards to Loans and/or Trading, this bond covers only loss resulting from dishonest or fraudulent acts committed by an Employee with the manifest intent to, and which results in, a financial benefit for the Employee.
However, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.
As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

Amend Section 3. — Discovery — Designate Persons to Discover Loss
MEL2252 — Ed. 1/05 — For use with Form 24
It is agreed that:
Section 3. DISCOVERY, of the CONDITIONS AND LIMITATIONS, is replaced with the following:
This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an individual with the title of VP or above or any individual in Risk Management, Internal Audit or Legal/Compliance Departments of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when an individual with the title of VP or above or any individual in Risk Management, Internal Audit or Legal/Compliance Departments of the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By

Authorized Representative

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

UNCERTIFICATED SECURITIES
MEL2292 Ed. 1/05 — For use with Form 24
It is agreed that the attached Bond is amended as follows:
1.	Subsections (h) and (i) of paragraph (1) of Insuring Agreement (E), SECURITIES, are replaced with the following:
(h) Instruction to a Federal Reserve Bank of The United States or other issuer of Uncertificated Securities, or

(i) Statement of Uncertificated Security
2.	Definition (p), Property, of the CONDITIONS AND LIMITATIONS is amended by deleting the words “of any Federal Reserve Bank of the United States”
3.	Exclusion (y) is replaced with the following:
(y)	Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, B, E, or under the Computer System Rider, if attached
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMEND DEFINITION OF EMPLOYEE — DEFINITION (g)
MEL3005 — Ed. 5/05 — For use with Form 24
It is hereby understood and agreed that Definition (g), Employee, is amended by changing the period at the end of paragraph (5) to a semi-colon and adding the following paragraph(s):
(6)
(6) Non-compensated Directors and Officers while performing duties as an Employee;
(7) Volunteer workers;
(8) Temporary Employees;
(9) Any Employee on a leave of absence;
(10) Any such person who resigns, retires or is terminated form the service of the Insured during the Bond period.
Provided that this extension applies only
(i) for a period of 30 days subsequent to such resignation, retirement or termination; and
(ii) if such resignation, retirement or termination has not arisen from or in connection with the discovery by the Insured of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.
This rider shall become effective as of 12:01 a.m. on May 1, 2006 standard time
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO
ALLIED CAPITAL CORPORATION

AMEND SECTION 12 — CANCELLATION TO AN EMPLOYEE
For use with Form 24
MEL3196 — Ed. 7/05
It is agreed that:
The attached bond is amended by deleting the second paragraph of Section 12 Termination or Cancellation and is replaced with the following:
This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any individual in the Legal or Compliance Departments, not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 90days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND INSURING AGREEMENT B — WHERE PROPERTY IS LODGED AND
DEPOSITED/CUSTOMER’S PROPERTY
For use with Form 24
MEL3198 — Ed. 7/05
It is agreed that:
1.	The attached bond is amended by deleting Section (B) (1) (b) of the ON PREMISES Insuring Agreement and replacing it with the following:
(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured or wherever the Property is lodged or deposited.
2.	The attached bond is amend by adding an additional paragraph to Section (B) of the ON PREMISES Insuring Agreement as follows:

(3)	Loss of Property in the possession of any customer of the Insured or of any representative of such customer resulting directly from:
(a)	robbery while such customer or representative is actually transacting business with the Insured, within any of the Insured’s offices covered hereunder, or at an outside window attended by an employee at any of the Insured’s offices covered hereunder, or

(b)	robbery while such customer or representative is in any building or on any driveway or parking lot maintained by the Insured as a convenience for such customers or representatives using motor vehicles if such customer or representative is present in such building or on such facility for the purpose of transacting banking business with the Insured at any of the Insured’s offices covered hereunder; whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured’s proof of loss, and excluding, in any event, loss caused by such customer or any representative of such customer.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND OWNERSHIP PROVISION
For use with Form 24
MEL3200 — Ed. 7/05
It is agreed that:
The following paragraph is added to Section 10., OWNERSHIP, of the CONDITIONS AND LIMITATIONS:
However, coverage provided under the Insuring Agreements of this bond shall be deemed to include amounts which the Insured is legally liable to pay a third party as a direct result of loss otherwise meeting the conditions and limitations of this bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

CLAIMS EXPENSE
For use with Form 24
MEL3203 — Ed. 7/05
It is agreed that:
1.	An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

Claims Expense Coverage Single Loss Limit of Liability	$100,000
Claims Expense Single Loss Deductible	$0
Reasonable fees and expenses incurred by the Insured, with prior approval of the Underwriter, for independent accountants or other professional persons contracted to determine the amount and extent of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Claims Expense Coverage Single Loss Limit of Liability”, after the application of the Deductible Amount stated opposite “Claims Expense Single Loss Deductible”. It is understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 3 of the Declarations.

2.	The attached bond is amended by deleting subsection (u) of Section 2 and by substituting in lieu thereof the following:
(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Claims Expense, or

(2)	as party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND INSURING AGREEMENT E
For use with Form 24
MEL3207 Ed. 7/05
It is agreed that:
1. Insuring Agreement (E), SECURITIES, is replaced with the following:
(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
	(a)	Certificated Security,

	(b)	Document of Title

	(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

	(d)	Certificate of Origin or Title,

	(e)	Evidence of Debt

	(f)	corporate, partnership or personal Guarantee

	(g)	Security Agreement

	(h)	Written Instruction or,

	(i)	Statement of Uncertificated Security which

which
(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement or any items listed in (a) through (i) above, which guarantee relied upon the Insured’s stamp or medallion which was lost or stolen or is a Counterfeit.

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (d) above which is a Counterfeit.
Actual physical possession of the Items listed in (a) through (i) above by the Insured or its authorized representative, is a condition precedent to the Insured’s having relied on the faith of such items.

A mechanically reproduced facsimile signature shall be treated the same as a handwritten signature.

2.	Exclusion (w) of Section 2. EXCLUSIONS, of the CONDITIONS AND LIMITATIONS is replaced with the following:
(w)	loss involving any Uncertificated Securities except when covered under Insuring Agreement A or E or under the Computer System Rider.

© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

3.	Section 1. DEFINITIONS, of the CONDITIONS AND LIMITATIONS is amended as follows:
(a)	Paragraph (j) is replaced with the following:
(j)	Instruction means an order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified therein be registered.
(b)	The following Definitions are added:
(t)	Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

(u)	Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt of order for the delivery of goods and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.
(c)	Definition (o), Property, is replaced by the following:
(o)	Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative

AGENT Page 2 of 2
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

EXPANDED NAMED INSURED ENDORSEMENT
For use with Form 24
MEL3340 — Ed. 8/05
It is agreed that:
Item 1. Name of Insured on the Declarations Page shall read as follows:
1.	Allied Capital Corporation
A.C. Corporation
Allied Investment Corporation
Allied Capital Holdings, LLC
Allied Capital REIT, Inc.
Allied Capital Beleitingungsberatung GmbH
Allied Investment Holdings, LLC
Allied Capital Property LLC
Allied Capital Equity LLC
9586-I-25 East Frontage Road, Longmont, CO 80504 LLC
A.C. Management Services, LLC
A.C. Portfolio Company I, Inc.
ACC Universal Corporation
AIC Universal Corporation
ACN Corporation
Allied Vermoegensverwaltungs — und — Beteilgungs GmbH
Capital Lending I, LLC
Directory Lending Corporation
EGI Investments, Inc.
Environmental Lending Corporation
F.A. Television Holdings, LLC
Futuronics, LLC
GAC Investments, Inc.
Lab I, LLC
Mezzanine Funding, LLC
MVL Group, Inc.
NPH, Inc.
R.A. Acquisition Corporation
RWI, LLC
SM Mezzanine Corporation
Total Foam, Inc.
Van Ness Hotel, Inc.
Business Loan Express, LLC

2.	and any subsidiary company, corporation, partnership, general and limited partnership or joint venture now existing or hereafter created or acquired in which any of the aforementioned Named Insured(s) (either individually or in combination) own(s) more than 50% interest, or over which said Named Insured(s) exercise(s) management/audit control; subject, however, to the reporting provisions contained GENERAL AGREEMENT B; and

3.	any Employee welfare benefit plan or welfare plan, employee pension benefit plan or pension plan, or employee benefit plan sponsored, maintained or administered by the Insured whether or not such plans are subject to regulation under (1) Title I of the Employee Retirement Income Security Act of 1974 or amendments thereto or any common or statutory law of the United States of America.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AUDIT EXPENSE ENDORSEMENT
For use with Form 24
MEL3341 Ed. 8/05
It is agreed that:
The following Insuring Agreement is added as follows:
AUDIT EXPENSE
          Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the sum of fifty thousand and 00/100 Dollars ($50,000); it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND DEDUCTIBLE FOR INVESTMENT COMPANY
For use with Form 24
MEL3342 Ed. 8/05
It is agreed that:
1.	Section 11. of the Conditions and Limitations (Deductible Amount) is amended by adding an additional paragraph as follows:

“There shall be no deductible applicable to any loss under Insuring Agreement A sustained by an Investment Company named as Insured herein.”

2.	Section 1. of the Conditions and Limitations, Definitions, is amended by adding the following:
(v)	Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND GENERAL AGREEMENT F. AND SECTION 5. (a)
For use with Form 24
MEL3343 Ed. 8/05
It is agreed that:
1.	The first sentence of General Agreement F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND is deleted in its entirety and replaced with the following:

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 90 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond.

2.	Section 5a. of the Conditions and Limitations (Notice/Proof — Legal Proceedings Against Underwriter) is deleted in its entirety and replaced with the following: Section 5.
(a)	At the earliest practicable moment, not to exceed 90 days, after discovery of loss by the Risk Manager, Compliance Officer or Chief Financial Officer of the Insured, the Insured shall give the Underwriter notice thereof.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND GENERAL AGREEMENT B. — ADDITIONAL OFFICES OR EMPLOYEES
CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE
For use with Form 24
MEL3424 Ed. 9/05
It is agreed that:
1.	Part (i) of Section B of the GENERAL AGREEMENTS, ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE is deleted and replaced with the following:
(i)	give the Underwriter written notice of the consolidation, merger or purchase or acquisition of assets or liabilities within 90 days after such consolidation, merger or purchase or acquisition, and
2.	The reporting provisions outlined in Section B. of the General Agreements are deemed to be waived in connection with any consolidation, merger or purchase or acquisition involving assets or liabilities, unless the consolidation, merger or purchase of assets increase the Insured’s total assets by 10% and above.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1138	06/07/06	05/01/06

* ISSUED TO

ALLIED CAPITAL CORPORATION

AMEND SECTION 12. — TERMINATION OR CANCELATION ENDORSEMENT
(For use with Form 24)
MEL3456 Ed. 9/2005
It is agreed that:
1.	The second paragraph of Section 12. of the Conditions and Limitations, Termination or Cancellation, is deleted and replaced with the following:

This bond terminates as to any Employee or any partner, officer or employee of any Processor — (a) as soon as the RISK MANAGEMENT, INTERNAL AUDIT OR LEGAL/COMPLIANCE DEPARTMENT of the Insured not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 90 days after the receipt by the Insured of written notice from the Underwriter of its desire to cancel the bond as to such person. It is agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum less than $10,000. It is further agreed that this bond will cover any Employee which a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the terminations provisions for a previously reported dishonest or fraudulent act.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	COPY

Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

Follow Form Bond
National Union Fire Insurance Company of Pittsburgh, Pa.
A Capital Stock Company
175 Water Street
New York, NY 10038
DECLARATIONS

Bond Number:		672-00-81

Item 1.	Named Insured:	ALLIED CAPITAL CORPORATION

	Address:	1919 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-3404

Item 2.	Bond Period:	From May 1, 2006 to May 1, 2007 at 12:01 A.M. Standard Time at the Address of the Named Insured shown above

Item 3.	Limit of Liability:	$5,000,000 Single Loss/$10,000,000 Aggregate Limit of Liability excess $20,000,000 Single Loss/$40,000,000 Aggregate Limit of Liabilty excess a $250,000 deductible each and every loss

All Terms and Conditions to follow form to Underlying Primary Bond

Item 4.	Schedule of Underlying Bond(s):

Underlying Primary Bond
	A) Bond Issuer:	St. Paul Mercury Insurance Company
	B) Bond No.:	490PB1138
	C) Term:	May 1, 2006 to May 1, 2007
	D) Limit:	$20,000,000 Single Loss/$40,000,000 Aggregate Limit of Liabilty

Item 5.	Riders Attached: #1, #2, #3, #4

Item 6.	The Insured, by the acceptance of this bond, gives notice to the Underwriter terminating or cancellng prior bond(s) or policy(ies) No.(s) 491-51-19, such termination or cancellation to be effective as of the time this bond becomes effective.

Premium:	$22,500

SECRETARY	PRESIDENT
AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE	DATE	COUNTERSIGNED AT
MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
A CAPITAL STOCK COMPANY
175 WATER STREET, NEW YORK, NY 10038
FOLLOW FORM BOND
Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.
Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations. The words “we”, “us” and “our” refer to the Company providing this Bond.
In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:
INSURING AGREEMENT
I.	Coverage
A.	We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.	The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.
II.	Definition
A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown in Item 4 of the Declarations.
III.	Conditions
A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation
1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

1

2.	We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten- (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than thirty- (30) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.	The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.
C.	Cancellation of Underlying Insurance Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.
In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

SECRETARY	PRESIDENT

2

RIDER# 1

This rider, effective 12:01 am May 1, 2006 forms a part of
bond number 672-00-81
issued to ALLIED CAPITAL CORPORATION

by National Union Fire Insurance Company of Pittsburgh, Pa.
DISTRICT OF COLUMBIA RIDER
It is agreed that:
1.	An additional paragraph as follows is added as the final paragraph to the Section entitled “Termination or Cancelation”:

“In the event that the Underwriter/Company proposes to refuse to renew this bond/policy upon its expiration date the Underwriter/Company shall give written notice to the Insured at least 30 days prior to the expiration date.”

2.	This rider/endorsement is effective as of the time the attached bond/policy is effective.
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH REQUIREMENTS.

AUTHORIZED REPRESENTATIVE

RIDER# 2
This rider , effective  12:01 am   May 1, 2006 forms a part of
bond number 672-00-81
issued to ALLIED CAPITAL CORPORATION
by National Union Fire Insurance Company of Pittsburgh, Pa.
Excess Follow Form Drop Down Rider
It is agreed that:
1.	It is a condition of the attached bond that the Underlying Policy or Policies shall be maintained in full effect in the amount of $20,000,000 SingleLoss/$40,000,000 Aggregate Limit of Liabilty during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims under any Underlying Coverage Section(s) or Insuring Agreement(s).

2.	If, by reason of the payment of any claim or claims under any Underlying Coverage Section(s) or Insuring Agreement(s), by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the Underlying Policy, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the Underlying Policy but only for claim(s) or loss(es) under Section B, Financial Institution Bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance under Section B, Financial Institution Bond, and the Deductible set forth in the Schedule of the Underlying Policy shall apply to the attached bond.

3.	However, in the event of any reinstatement of the Underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated Underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

RIDER# 3
This endorsement, effective 12:01 am  May 1, 2006 forms a part of policy number 672-00-81
issued to ALLIED CAPITAL CORPORATION
by National Union Fi re Insurance Company of Pittsburgh, Pa.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
COVERAGE TERRITORY ENDORSEMENT
Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).
AUTHORIZED REPRESENTATIVE

RIDER# 4
This rider, effective 12:01 am  May 1, 2006   forms a part of
bond number 672-00-81
issued to ALLIED CAPITAL CORPORATION
by   National Union Fire Insurance Company of Pittsburgh, Pa.
FORMS INDEX ENDORSEMENT
The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPR		Follow Form Bond Dec Page
63675	10/95	Follow Form Bond Dec Page
SR 65179b	10/87	District of Columbia Rider
MNSCPR		Excess Follow Form Drop Down Rider
89644	07/05	Coverage Territory Endorsement (OFAC)
78859	10/01	Forms Index Endorsement

AUTHORIZED REPRESENTATIVE

Follow Form Bond
National Union Fire Insurance Company Of Pittsburgh, Pa.
A Capital Stock Company
1750 CNG Tower, Pittsburgh, PA 15222
Executive Offices: 70 Pine Street, New York 10270-0150
DECLARATIONS

Bond Number:		965-52-18

Item 1.	Named Insured:	ALLIED CAPITAL CORPORATION

	Address:	1919 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-3448

Item 2.	Bond Period:	From July 26, 2006 to May 1, 2007
at 12:01 A.M. Standard Time at the Address of the Named Insured shown above

Item 3.	Limit of Liability:	$20,000,000 (Fidelity Coverage Only) part of $50,000,000 excess of $25,000,000

All Terms and Conditions to follow form to Underlying Primary Bond for ERISA Coverage only

Item 4.	Schedule of Underlying Bond(s):

Underlying Primary Bond

	A) Bond Issuer:	St. Paul Mercury Insurance Company
	B) Bond No.:	490PB1138
	C) Term:	May 1, 2006 to May 1, 2007
	D) Limit:	$20,000,000 Single Loss/$40,000,000 Aggregate

Underlying First Excess Bond

	A) Bond Issuer:	National Union Fire Insurance Company
	B) Bond No.:	672-00-81
	C) Term:	May 1, 2006 to May 1, 2007
	D) Limit:	$5,000,000 Single Loss/$10,000,000 Aggregate
Excess of $20,000,000

Item 5.	Riders: #1, #2, #3, #4, #5

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

SECRETARY	PRESIDENT
AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE & DATE	COUNTERSIGNED AT
Marsh USA, Inc.
1255 23rd Street, NW, Suite 400
Washington, DC 20037
Tab: 1141806

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
A CAPITAL STOCK COMPANY
1750 CNG Tower, Pittsburgh, PA 15222
EXECUTIVE OFFICES: 70 PINE STREET, NEW YORK, NY 10270-0150
FOLLOW FORM BOND
Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations. The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:
INSURING AGREEMENT
I.	Coverage
A.	We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.	The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.
II.	Definition
A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.
III.	Conditions
A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying

Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.
B.	Cancellation
1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.	We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.	The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.
C.	Cancellation of Underlying Bond
This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.
D.	Changes to Underlying Bond
You must promptly notify us of any changes to the Underlying Bond which are made after its inception date. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.
In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

SECRETARY	PRESIDENT

ENDORSEMENT# 1

This endorsement, effective 12:01 am July 26, 2006 forms a part of policy number 965-52-18 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
Wherever used in this endorsement: 1) “we”, “us”, “our”, and “Insurer” mean the insurance company which issued this policy; and 2) “you”, “your”, “named Insured”, “First Named Insured”, and “Insured” mean the Named Corporation, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) “Other Insured(s)” means all other persons or entities afforded coverage under the policy.
WASHINGTON, D.C.
CANCELLATION/NONRENEWAL ENDORSEMENT
In consideration of the premium charged, it is understood and agreed that the cancellation/nonrenewal provisions of this policy are amended to read as follows:
A)	Cancellation
If this policy has been in effect for thirty (30) days or more, the Insurer may cancel this policy only if one or more of the following reasons apply:

1)	Insured has refused or failed to pay a premium due under the terms of the policy;

2)	Insured or Other Insured(s) have made a material and willful misstatement or omission of fact to the Insurer or its employees, agents or brokers in connection with any application to, or claim against the Insurer; or

3)	Property or other interest of the Insured shall have been transferred to a person other than the Insured or beneficiary, unless the transfer is permissible under the terms of the policy, or unless the property, interest or use thereof shall have materially changed with respect to its insurability.

The Insurer will mail or deliver to the named Insured notice of cancellation at least thirty (30) days prior to the date of cancellation. For cancellation as described under 2) and 3) above, the Insurer will mail or deliver a copy of the notice to the Superintendent of Insurance at least thirty (30) days before the date of cancellation.
B)	Nonrenewal
If the Insurer decides not to renew this policy the Insurer will mail or deliver to the named Insured the Insurer’s notice of nonrenewal at least thirty (30) days before the end of the policy period.
The Insurer will mail or deliver notice of cancellation or nonrenewal to the agent or broker at least five (5) days prior to the Insurer’s mailing of notice to the named Insured.

ENDORSEMENT# 1 (continued)
The Notice of cancellation or nonrenewal will be mailed or delivered to Insured’s last known address and will include the reason(s) for cancellation or nonrenewal. The envelope containing the notice shall be labeled “Important Insurance Notice” in at least 18 point type or larger.
All other terms, conditions and exclusions shall remain the same.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 2

This endorsement, effective 12:01 am July 26, 2006 forms a part of policy number 965-52-18 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
DROP DOWN RIDER
It is agreed that:
1.	It is a condition of the attached bond that the Underlying Policy or Policies shall be maintained in full effect in the amount of $25,000,000 Single Loss/ $50,000,000 Aggregate Limit of Liability during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims under any Underlying Coverage Section(s) or Insuring Agreement(s).

2.	If, by reason of the payment of any claim or claims under any Underlying Coverage Section(s) or Insuring Agreement(s), by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the Underlying Policy, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the Underlying Policy but only for claim(s) or loss(es) under Section B, Financial Institution Bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance under Section B, Financial Institution Bond, and the Deductible set forth in the Schedule of the Underlying Policy shall apply to the attached bond.

3.	However, in the event of any reinstatement of the Underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated Underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 3

This endorsement, effective 12:01 am July 26, 2006 forms a part of policy number 965-52-18 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
COSURETY RIDER
It is agreed that:
1.	The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 am July 26, 2006 forms a part of policy number 965-52-18 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
8.	In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.	In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum. of $20,000,000 Single Loss, part of $50,000,000/$40,000,000 Aggregate Limit of Liability, part of $100,000,000

National Union Fire Insurance Company of Pittsburgh, Pa. Controlling Company

By:

Underwritten for the sum of $20,000,000 Single Loss, part of $50,000,000/ $40,000,000 Aggregate Limit of Liability, part of $100,000,000

Fidelity & Deposit Insurance Company

By:

Underwritten for the sum of $10,000,000 Single Loss, part of $50,000,000/ $20,000,000 Aggregate Limit of Liability, part of $100,000,000

Federal Insurance Company

By:

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 4

This endorsement, effective 12:01 am July 26, 2006 forms a part of policy number 965-52-18 issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT
Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 5
This endorsement, effective 12:01 am Ju]y 26, 2006 forms a part of policy number 965-52-18
issued to ALLIED CAPITAL CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.
FORMS INDEX ENDORSEMENT
The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	NU FOLLOW FORM BOND POLICY DEC
63675	10/95	NU FOLLOW FORM BOND POLICY GUTS
52136	08/95	DISTRICT OF COLUMBIA AMENDATORY - CANCELLATION/NONRENEWAL
MNSCPT		DROP DOWN RIDER
MNSCPT		COSURETY RIDER
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPT		FORMS INDEX ENDORSEMENT

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE
The Great American Insurance Company, herein called the UNDERWRITER
Bond Number: FS 550-39-09 —00

Name and Address of Insured:	Allied Capital Corporation 1919 Pennsylvania Avenue, NW Washington, DC 20006
The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:
(a)	Would have been paid under the Underlying Coverage but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in ITEM 3, and

(b)	for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s liability.

ITEM 1. BOND PERIOD: from 12:01 a.m. on 11/16/2006 to 12:01 a.m. on 05/01/2007
(inception)	(expiration)

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: $25,000,000

ITEM 3. UNDERLYING COVERAGE:

A)	CARRIER:	St. Paul Mercury Insurance Company
	LIMIT:	$20,000,000
	BOND NUMBER:	490PB1138
	BOND PERIOD:	05/01/2006—05/01/2007

B)	CARRIER:	National Union Fire Insurance Company of Pittsburgh, PA
	LIMIT:	$5,000,000
	BOND NUMBER:	006720081
	BOND PERIOD:	05/01/2006 — 05/01/2007

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

C)	CARRIER:	National Union Fire Insurance Company of Pittsburgh, PA and others
	LIMIT:	$50,000,000
	BOND NUMBER:	009655218
	BOND PERIOD:	07/26/2006 — 05/01/2007

ITEM 4.	Coverage provided by this Bond is subject to the following attached Rider(s): Rider No. 1 (Drop Down)

ITEM 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. N/A, the cancellation to be effective at the same time this Bond becomes effective.
In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER this 28th day of February, 2007.

THE GREAT AMERICAN INSURANCE COMPANY

By:	/s/ ILLEGIBLE
(Attorney-in-Fact)
Excess Follow Form Certificate
May, 2003 ed.

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

RIDER NO. 1
DROP DOWN RIDER
To be attached to and form part of Excess Follow Form Bond No. FS 550-39-09 — 00
In favor of          Allied Capital Corporation
It is agreed that:
The attached bond is amended by adding an additional Condition as follows:
1.	All Underlying Coverage detailed in ITEM 3 of the Declarations shall be maintained in full force and effect during the period of this Bond, except for any reduction in the aggregate limits contained therein solely by payment of claims, including court costs and attorneys fees.

2.	If by reason of the payment of any claim or claims by the Underwriter during the period of this coverage, which reduces the aggregate limits of the underlying coverage, this Bond shall respond excess over the Single Loss Limits of Liability of the Underlying Carrier(s) named in Item 3 of the Declarations until the reduced Annual Aggregate Limits are exhausted; and in such event, this Bond shall continue in force as Primary Bond, and the Deductible set forth on the Declarations Page of the Primary Bond shall apply to this Bond.

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached Bond other than as above stated

4.	This rider shall become effective as of 12:01 a.m. on 11/16/2006 standard time as specified in the Bond.
One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group